GREAT PANTHER SILVER LIMITED

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

June 28, 2012

REPORT OF VOTING RESULTS
(National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3)

Motion	Vote Type	Shares Voted	Voted (%)	Result
Set the number of Directors at five	For Against	66,757,357 997,710	98.53 1.47	Passed
Elect Robert A. Archer as Director	For Withheld	23,325,630 412,577	98.26 1.74	Elected
Elect Kenneth W. Major as Director	For Withheld	23,202,371 535,836	97.74 2.26	Elected
Elect R.W. (Bob) Garnett as Director	For Withheld	23,108,917 629,290	97.35 2.65	Elected
Elect John Jennings as Director	For Withheld	23,138,450 599,757	97,47 2.53	Elected
Elect Richard H. (Dick) Whittington as Director	For Withheld	23,174,257 563,950	97.62 2.38	Elected
Appoint KPMG LLP as auditor	For Withheld	67,056,490 1,053,587	98.45 1.55	Appointed
Approve and ratify a Shareholder Rights Plan	For Against	21,777,385 1,960,822	91.74 8.26	Passed
Amend the Articles of the Company	For Against	22,982,579 752,328	96.83 3.17	Passed

GREAT PANTHER SILVER LIMITED
“Wendy Ratcliffe”
Wendy Ratcliffe
DATED June 28, 2012	Corporate Secretary